UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AMERICAN INDEPENDENCE CORP.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

026760 40 5

(CUSIP Number)

Ms. Teresa A. Herbert

96 Cummings Point Road

Stamford, Connecticut 06902

(203) 358-8000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 17, 2005

(Date of Events Which Require Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of  240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

(Continued on following pages)

(Page 1 of 7 Pages)

CUSIP NO.: 026760 40 5 SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Independence Holding Company 58-1407235

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) ⃞

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		⃞

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 1,034,433
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 1,034,433
		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,795,587

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
	Independence Holding Company disclaims beneficial ownership of 2,761,154 shares beneficially owned by Madison Investors Corporation.		[X]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
44.9%

14	TYPE OF REPORTING PERSON
CO

CUSIP NO.: 026760 40 5 SCHEDULE 13D
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
Madison Investors Corporation 39-1746479

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [X]
(b) ⃞

3	SEC USE ONLY

4	SOURCE OF FUNDS OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)		⃞

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON		7	SOLE VOTING POWER 2,761,154
		8	SHARED VOTING POWER 0
		9	SOLE DISPOSITIVE POWER 2,761,154
		10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,761,154

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
⃞

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
32.7%

14	TYPE OF REPORTING PERSON
CO

This Amendment No. 4 to Schedule 13D is filed by Independence Holding Company, a Delaware corporation ("IHC"), and Madison Investors Corporation, a Delaware corporation ("Madison"), pursuant to Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Amendment No. 4 to the Schedule 13D amends and supplements the Schedule 13D, as filed with the Securities and Exchange Commission (the "Commission") on August 8, 2002, relating to the common stock, par value $0.01 per share (the "Common Stock"), of American Independence Corp., a Delaware corporation (the "Company"). Capitalized terms not otherwise defined in this Amendment No. 4 to Schedule 13D have the meaning given to them in such Schedule 13D.

Item 3: Source and Amount of Funds and Other Consideration.

Item 3 is hereby amended by adding the following paragraph to the end thereof:

Of the shares of Common Stock owned by IHC, 248,902 shares of Common Stock were acquired by IHC on August 17, 2005 in consideration of IHC's release to the sellers of such shares of 199,122 shares of common stock of IHC, with a value of $3,484,635, which were held by IHC as treasury stock.

Item 4: Purpose of Transaction.

Item 4 is hereby amended by adding the following paragraphs to the end thereof:

IHC and Madison each acquired beneficial ownership of the shares of Common Stock to which this Schedule 13D relates for investment purposes and to increase their respective equity interest in the Company.

On August 17, 2005, the Board of Directors of IHC authorized IHC to increase its equity interest in the Company up to a number of shares of Common Stock equal, in the aggregate, to 49% of the Company's total outstanding shares of Common Stock pursuant to multiple transactions, the terms of certain of which were presented to the Board of Directors of IHC.

As of August 19, 2005, except as set forth in this Item 4, neither IHC nor Madison has any present plans or proposals that relate to, or would result in, any of the actions specified in clauses (a) through (j) of the Instructions to Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer.

Paragraph (a) of Item 5 is hereby amended and restated in its entirety to read as follows:

(a) As of August 19, 2005, IHC owns an aggregate of 3,795,587 shares of Common Stock (including 2,761,154 shares owned by Madison), representing approximately 44.9% of the outstanding shares of Common Stock based upon the 8,451,223 shares of Common Stock reported by the Company to be issued and outstanding as of August 9, 2005 as reported in the Company's Form 10-Q for the period ended June 30, 2005.

The following information with respect to executive officers, directors and controlling persons of IHC is given as called for by General Instruction C to Schedule 13D. However, pursuant to Rule 13d-4, inclusion of such information in this Amendment 4 shall not be construed as an admission that IHC is, for the purpose of Section 13(d) or 13(g) of the 1934 Securities Exchange Act, the beneficial owner of Common Stock owned by such executive officers, directors, controlling persons.

Except as described below, none of the persons identified in Item 2 hereof ("Item 2 Persons") beneficially owns any Common Stock:

Mr. Edward Netter, a director and/or officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto) may be deemed to be a control person of IHC, whose ownership is set forth above.

Mr. Roy T.K. Thung, a director and/or officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of August 19, 2005) and has the sole power to vote and dispose of 33,334 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Steven B. Lapin, a director and/or officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of and has the sole power to vote and dispose of 25,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Robert P. Ross, Jr., a director of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of and has the sole power to vote and dispose of 30,166 shares of Common Stock in the name of Starboard Partners, L.P., (a limited partnership managed by an entity controlled by Mr. Ross ("Starboard")), constituting less than 1% of the outstanding shares of Common Stock.

Mr. James G. Tatum, a director of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of and has the sole power to vote and dispose of 5,900 shares of Common Stock (including 2,000 shares owned by Mr. Tatum's wife), constituting less than 1% of the outstanding shares of Common Stock.

Mr. David T. Kettig, a director and/or officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of and has the sole power to vote and dispose of 29,307 shares of Common Stock (including 25,696 shares pursuant to options exercisable within 60 days of August 19, 2005), constituting less than 1% of the outstanding shares of Common Stock.

Ms. Teresa A. Herbert, an officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of and has the sole power to vote and dispose of 22,129 shares of Common Stock (including 20,140 shares pursuant to options exercisable within 60 days of August 19, 2005, and 600 shares owned by her children), constituting less than 1% of the outstanding shares of Common Stock.

Mr. Brian R. Schlier an officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of August 19, 2005) and has the sole power to vote and dispose of 2,083 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. C. Winfield Swarr, an officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of and as the sole power to vote and dispose of 3,000 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Alex Giordano, an officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of (pursuant to options exercisable within 60 days of August 19, 2005) and has the sole power to vote and dispose of 8,750 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. H. William Smith, III, an officer of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of and has the sole power to vote and dispose of 200 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Mr. Mark A. Musser, an officer of certain of the Item 2 Persons (see Schedules I through VIII attached hereto), is the beneficial owner of and has the sole power to vote and dispose of 1,100 shares of Common Stock, constituting less than 1% of the outstanding shares of Common Stock.

Item 6: Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety to read as follows:

The responses to Item 4 of this Schedule 13D are incorporated herein by reference.

Except as set forth in this Schedule 13D, neither IHC nor Madison nor, to the knowledge of either, any of the persons listed on Schedules I through VIII attached hereto is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2005

                                                                                                                                    INDEPENDENCE HOLDING COMPANY

                                                                                                                                    By: /s/ Teresa A. Herbert

                                                                                                                                     Teresa A. Herbert, Senior Vice President

                                                                                                                                    MADISON INVESTORS CORPORATION

                                                                                                                                    By: /s/ Teresa A. Herbert

                                                                                                                                    Teresa A. Herbert, Vice President